Filed pursuant to Rule 433

March 6, 2019

Relating to

Preliminary Prospectus Supplement dated March 6, 2019

to

Prospectus dated January 26, 2017

Registration Statement No. 333-213765

Duke Energy Corporation
$300,000,000 Floating Rate Senior Notes due 2022
$300,000,000 3.227% Senior Notes due 2022

Pricing Term Sheet

Issuer:	Duke Energy Corporation

Trade Date:	March 6, 2019

Settlement:	March 11, 2019 (T+3)

Ratings (Moody’s/S&P)*:	Baa1/BBB+

Security Description:	Floating Rate Senior Notes due 2022 (the “2022 Floating Rate Notes”)	3.227% Senior Notes due 2022 (the “2022 Fixed Rate Notes”)

Principal Amount:	$300,000,000	$300,000,000

Interest Payment Dates:	March 11, June 11, September 11 and December 11 of each year, beginning on June 11, 2019	March 11 and September 11 of each year, beginning on September 11, 2019

Maturity Date:	March 11, 2022	March 11, 2022

Benchmark Treasury:	N/A	2.50% due February 15, 2022

Benchmark Treasury Yield:	N/A	2.497%

Spread to Benchmark Treasury:	N/A	+73 bps

Yield to Maturity:	N/A	3.227%

Coupon:	Floating Rate — reset quarterly based on three-month LIBOR plus 65 bps	3.227%

Price to Public:	100% per 2022 Floating Rate Note, plus accrued interest, if	100% per 2022 Fixed Rate Note, plus accrued interest, if

	any, from March 11, 2019	any, from March 11, 2019

Redemption Provisions:	The 2022 Floating Rate Notes may not be redeemed prior to their maturity

The 2022 Fixed Rate Notes may be redeemed at any time, in whole or in part and from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the 2022  Fixed Rate Notes being redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the 2022 Fixed Rate Notes being redeemed (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus 15 basis points, plus, in either case, accrued and unpaid interest on the principal amount of such 2022 Fixed Rate Notes being redeemed to, but excluding, such redemption date.

Denominations:	$2,000 or any integral multiple of $1,000 in excess thereof	$2,000 or any integral multiple of $1,000 in excess thereof

CUSIP / ISIN:	26441CBD6 / US26441CBD65	26441CBC8 / US26441CBC82

Joint Book-Running Managers:	J.P. Morgan Securities LLC Scotia Capital (USA) Inc.

Co-Manager:	KeyBanc Capital Markets Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting

EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.